December 20, 2016
Via EDGAR

Mr. Jason Langford
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tengasco, Inc. (“Tengasco” or the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed November 9, 2016 File No. 333-214149

Dear Mr. Langford:

The Company is in receipt of the comment letter dated December 19, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission in respect of the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Third Amended Registration Statement”).

Following up on your conversation with our counsel, Davis Graham & Stubbs LLP, the Company submits this response letter along with selected pages of a proposed draft Amendment No. 4 to Registration Statement on Form S-1 (the “Draft Fourth Amended Registration Statement”) that we intend to file and which incorporates proposed changes in response to the Comment Letter, as well as certain other updated information.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter a “redlined” copy of selected pages of the Draft Fourth Amended Registration Statement showing the proposed changes to the Third Amended Registration Statement.

Responses to SEC Comments

Material U.S. Federal Income Tax Consequences, page 29

1.
The new disclosure in this section under “Tax Consequences to U.S. Holders” appears to constitute a description of the law and several possible outcomes, rather than a tax opinion.  For example, you now state:

Mr. Jason Langford
December 20, 2016

“We anticipate that the distribution of subscription rights to a Shareholder . . . will be treated, for U.S. federal income tax purposes, as a non-taxable distribution.  The remainder of this section . . . assumes that the receipt by a U.S. Holder of subscription rights . . . is non-taxable for U.S. federal income tax purposes.  However, this conclusion is not free from doubt . . . .”

As staff guidance at Section III.C.2 of Staff Legal Bulletin No. 19 (“SLB19”) indicates, a description of the law is “insufficient.”  Rather than “assuming” that the receipt by U.S. Holders of subscription rights “will be” non-taxable for U.S. federal income tax purposes, SLB19 states that counsel must opine on the material tax issue.  See SLB19 at Section III.C.3.

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see pages 5, 11, 16, 32, 33, 34 and 36 of the enclosed redlined Draft Fourth Amended Registration Statement.

2.
If counsel’s opinion is subject to uncertainty, the staff expects counsel to explain why it cannot provide a “will” opinion and to describe the degree of uncertainty in the opinion.  See SLB19 at Section III.C.4.  In that regard, the following language from page 33 appears simply to describe the position the company intends to take, but it does not constitute an opinion of counsel as to the material tax consequences:

“The Company anticipates that it will take the position that the outstanding options do not cause the subscription rights issued pursuant to this rights offering to be part of a disproportionate distribution, in which case the Company believes the discussion set forth in “—Tax Consequences to U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable” is applicable to all U.S. Holders.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see page 34 of the enclosed redlined Draft Fourth Amended Registration Statement.

3.
In order to render its opinion regarding the U.S. federal income tax consequences, it appears that counsel also must opine as to whether the subscription rights will be part of a “disproportionate distribution” as defined.  See SLB19 at Section III.C.3 (counsel may not “assume any legal conclusion underlying the opinion . . . the author of the opinion must opine on these matters as part of its tax opinion”).  Please revise the disclosure in your prospectus to reflect an updated opinion of counsel that gives effect to each of these three comments.

Mr. Jason Langford
December 20, 2016

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see page 16, 32, 34 and 37 of the enclosed redlined Draft Fourth Amended Registration Statement.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 420-4460.

Sincerely,

/s/ Michael J. Rugen
Michael J. Rugen
Chief Executive Officer

cc:           Kristin L. Lentz, Davis Graham & Stubbs LLP

Enclosure